UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Merrimac Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   590262 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Ludwig G. Kuttner
                                 627 Plank Road
                                 Keene, VA 22946
                                 (434) 293-4277
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                December 13, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                        -----------------
CUSIP No.   590262 10 1                                        Page 1 of 8 Pages
-----------------------                                        -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ludwig G. Kuttner
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    300,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                300,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            300,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                        -----------------
CUSIP No.   590262 10 1                                        Page 2 of 8 Pages
-----------------------                                        -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hampshire Investments, Limited                 I.R.S. No. 58-2332317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        50,000
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            50,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                        -----------------
CUSIP No.   590262 10 1                                        Page 3 of 8 Pages
-----------------------                                        -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            K Holdings, LLC                                I.R.S. No. 54-1767326
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        250,000
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                250,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            250,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

Item 1.   Security and the Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Merrimac Industries, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 41 Fairfield Place, West Caldwell, NJ 07006.

Item 2.   Identity and Background.

     The Statement is being filed on behalf of Ludwig G. Kuttner, a United States Citizen ("Mr. Kuttner"), Hampshire Investments, Limited, a Delaware corporation ("HIL"), and K Holdings, LLC, a Delaware limited liability company ("K Holdings," and together with Mr. Kuttner and HIL, the "Reporting Persons"). Of the 300,000 shares of Common Stock deemed to be beneficially held by Mr. Kuttner, 250,000 are held directly by K Holdings and 50,000 are held directly by HIL. Mr. Kuttner is the principal member of K Holdings and owns 80% of the outstanding interests in HIL. Mr. Kuttner, K Holdings and HIL have acted in concert together from time to time with respect to the voting of the shares of Common Stock beneficially held by each of them and may act together with respect to the voting of such shares in the future; consequently, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

     Mr. Kuttner is the Chairman and Chief Executive Officer of Hampshire Group, Limited, a Delaware corporation ("HGL"), which has principal executive offices located at 215 Commerce Boulevard, Anderson, SC 29625. HGL is an apparel company that engages in the design, manufacture and marketing of sweaters and related items through several of its subsidiaries. Mr. Kuttner's business address is 627 Plank Road, Keene, VA 22946.

     K Holdings has principal executive offices located at 627 Plank Road, Keene, VA 22946. The principal business of K Holdings is investment in real estates and other long term investment opportunities.

     HIL has principal executive offices located at 627 Plank Road, Keene, VA 22946. The principal business of HIL is to invest, both domestically and internationally, principally in real property.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The total amount of funds used by the Reporting Persons to purchase the shares of Common Stock described herein was $2,100,000 and was furnished from the personal funds of Mr. Kuttner.

Item 4.   Purpose of Transaction.

     The purchase by the Reporting Persons of beneficial ownership of the shares of Common Stock as described herein was effected because of the Reporting Persons' belief that the Issuer represents an attractive investment based on the Issuer's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Issuer, engage in discussions with the Issuer concerning further acquisitions of securities of the Issuer or otherwise invest in the Issuer or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer's securities, subsequent developments concerning the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Issuer or to sell any or all of the securities of the Issuer that they hold.

     The Reporting Persons may in the future seek to engage in discussions with management of the Issuer concerning the possibility of a representative of the Reporting Persons becoming a member of the board of directors of the Issuer and/or concerning potential investments by the Reporting Persons in securities of the Issuer and/or its subsidiaries. Such discussions may relate to one or more the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of January 5, 2005, Mr. Kuttner may be deemed to beneficially own an aggregate of 300,000 shares of Common Stock by virtue of the ownership of 250,000 shares of Common Stock by K Holdings and 50,000 shares of Common Stock by HIL. The 300,000 shares of Common Stock deemed to be beneficially owned by Mr. Kuttner represent approximately 9.6% of the 3,132,518 shares of Common Stock outstanding as of November 12, 2004 (based on the number of shares of Common Stock reported to be outstanding by the Issuer in its Quarterly Report of Form 10-Q for the quarter ended October 2, 2004).

     As of January 5, 2005, K Holdings may be deemed to beneficially own 250,000 shares of Common Stock, representing approximately 8.0% of the 3,132,518 shares of Common Stock outstanding as of November 12, 2004.

     As of January 5, 2005, HIL may be deemed to beneficially own 50,000 shares of Common Stock, representing approximately 1.6% of the 3,132,518 shares of Common Stock outstanding as of November 12, 2004.

     (b) K Holdings shares the power to direct the voting and disposition of the 250,000 shares of Common Stock that it may be deemed to beneficially own. HIL shares the power to direct the voting and disposition of the 50,000 shares of Common Stock that it may be deemed to beneficially own. Mr. Kuttner, by virtue of his ownership of 80% of the outstanding interests in HIL and his status as the principal member of K Holdings, shares the power to direct the voting and disposition of the 300,000 shares of Common Stock held collectively by HIL and K Holdings.

     (c) On December 13, 2004, K Holdings and HIL entered into a Stock Purchase Agreement with Infineon Technologies AG ("Infineon") pursuant to which K Holdings purchased 250,000 shares of Common Stock from Infineon at $7 per share for an aggregate price of $1,750,000 and HIL purchased 50,000 shares of Common Stock from Infineon at $7 per share for an aggregate price of $350,000. The funds were wire transferred to Infineon on December 29, 2004.

     (d) The members of K Holdings, Mr. Kuttner and his wife Beatrice Ost-Kuttner, are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the shares of Common Stock held by of K Holdings in accordance with their ownership interests.

     The shareholders of HIL, including Mr. Kuttner, are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the shares of Common Stock held by of HIL in accordance with their ownership interests.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     K Holdings and HIL have entered into the Stock Purchase Agreement, dated December 13, 2004, to acquire the shares of Common Stock beneficially owned by each Reporting Person from Infineon. The Reporting Persons have also entered into an agreement, attached hereto as Exhibit 2, with respect to the joint filing of this Statement and any amendment or amendments hereto.

Item 7.   Material to be filed as Exhibits.

Exhibit 1      Stock Purchase Agreement, dated December 13, 2004.

Exhibit 2      Joint Filing Agreement among the Reporting Persons.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.


Dated: January 6, 2005                  /s/ Ludwig G. Kuttner
                                        -----------------------------
                                        Ludwig G. Kuttner


Dated: January 6, 2005                  K HOLDINGS, LLC

                                        By: /s/ Ludwig G. Kuttner
                                            ------------------------------
                                            Name:  Ludwig G. Kuttner
                                            Title: Managing Member


Dated: January 6, 2005                  HAMPSHIRE INVESTMENTS, LIMITED

                                        By: /s/ Ludwig G. Kuttner
                                            ------------------------------
                                            Name:  Ludwig G. Kuttner
                                            Title: Chief Executive Officer